Exhibit 99.1

For Further Information:

Howard N. Feist
Chief Financial Officer
(781) 237-6655

AMERICAN BILTRITE REPORTS SECOND QUARTER RESULTS

WELLESLEY HILLS, MA, AUGUST 12, 2009 - American Biltrite Inc. (NYSE Amex: ABL) reported its results for the second quarter of 2009 today.  Net sales for the three months ended June 30, 2009 were $81.3 million, down 19.7% from $101.2 million in the second quarter of 2008.  The net loss for the three months ended June 30, 2009 was $2.2 million or $0.63 per share (basic and diluted) compared with a net loss of $70 thousand or $0.02 per share (basic and diluted) in the second quarter of 2008.  For the six months ended June 30, 2009, American Biltrite’s net loss was $7.7 million, or $2.22 per share (basic and diluted), on net sales of $151.4 million, compared with net income of $902 thousand, or $0.26 per share (basic and diluted), on net sales of $197.0 million for the same period last year.  Net income for the three and six months ended June 30, 2008 includes $1.0 million in income from discontinued operations arising from the sale of real estate.

American Biltrite’s consolidated results include the results of its 55% owned subsidiary Congoleum Corporation, which is in Chapter 11 bankruptcy reorganization proceedings.  American Biltrite anticipates its ownership interest in Congoleum will be eliminated upon conclusion of such proceedings.  Accordingly, American Biltrite believes its financial results excluding Congoleum to be a more meaningful presentation to investors.  Excluding the results of Congoleum, American Biltrite’s net sales for the three months ended June 30, 2009 were $42.0 million, down 22.4% from $54.1 million for the three months ended June 30, 2008, and its net loss for the three months ended June 30, 2009 was $1.7 million compared with a net loss of $275 thousand for the three months ended June 30, 2008.  For the six months ended June 30, 2009, excluding the results of Congoleum, American Biltrite’s net loss was $4.9 million on net sales of $81.9 million compared with a net loss of $990 thousand on net sales of $102.1 million for the six months ended June 30, 2008.  Congoleum comprises the flooring products segment in American Biltrite’s reported results.

Roger S. Marcus, Chairman of the Board, commented “Business conditions were extremely weak in the second quarter, but may have bottomed out, and our net loss for the second quarter was smaller than our net loss for the first quarter.  Our tape business was well below prior year due to reduced demand for products used in graphics and protective applications, and the division was unprofitable.  On a positive note, the division’s automotive product sales were up slightly (5%) over year earlier levels.  Our jewelry business showed a modest profit for the second quarter, compared with a loss last year, as the impact of our cost reductions more than offset the margin loss from lower sales.  The Canadian division’s sales were also below year earlier levels, due to weakness in industrial demand, and the division generated a modest loss.”

Mr. Marcus continued “While we have made significant reductions in expenses in response to falling sales, we have also taken steps to generate cash, sometimes at the expense of reported profitability.  Reductions in inventory levels at the tape and Canadian businesses contributed to our second quarter loss, as we had less production to absorb fixed manufacturing overhead costs.  The success of our cash generation initiatives can be seen in our cash flow from operations in the second quarter, which was $7.9 million compared to $2.1 million in the second quarter of 2008.  We also successfully completed a refinancing of our credit arrangements during the quarter, and believe our new facility gives us further financial flexibility.  While we expect the environment will remain difficult for the balance of 2009, we will continue taking steps to manage our cost structure, improve cash flow, and position ourselves to get through the current conditions and to take advantage of opportunities that a recovery may eventually present.”

Warning regarding forward-looking statements

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions.  These forward-looking statements are based on American Biltrite's expectations, as of the date of this release, of future events.  American Biltrite undertakes no obligation to update any of these forward-looking statements.  Although American Biltrite believes that its expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations.  Readers are cautioned not to place undue reliance on any forward-looking statements.  Actual results could differ significantly as a result of various factors.  For example, the above news release may imply that the current economic conditions are a cause of American Biltrite's operating results and that American Biltrite's results will improve when economic conditions and consumer sentiment improves.  However, American Biltrite's results may be driven by other factors beyond economic conditions and consumer sentiment and its results may not improve when economic conditions and consumer sentiment improve.  In addition, the news release indicates that the extremely weak business conditions of the second quarter may have bottomed out.  However, there can be no assurance that conditions will steady or improve or that they will not deteriorate further.  Moreover, any improvement in business conditions may not be significant or sustained.  In addition, the news release indicates that American Biltrite has reduced its costs and had success generating cash and noted reductions in the Company's inventory levels.  These cost reductions may not be sustainable or sufficient to offset declines in American Biltrite's sales or increases in its costs that it may incur.  Further, reductions in the Company's inventory levels may limit its ability to take advantage of any improvements in the economy.  This news release also indicates a belief that the Company's new credit facility may give the Company further financial flexibility.  However, that facility requires the Company to comply with certain financial and other covenants.  In the past, with respect to prior credit facilities, the Company has had to obtain waivers from its lenders or enter amendments in order to avoid being in default for failure to satisfy its financial covenants.  There can be no assurance that the Company would not similarly need to obtain waivers or enter amendments in the future with its new lenders or that it would be successful in this regard.  If the Company defaults its credit facility, the lenders may cease making borrowings available to the Company, require the Company to repay all outstanding amounts, and execute on the assets of the Company that have been pledged as collateral.

Some additional factors that could cause actual results to differ from expectations include:  (i) American Biltrite's and Congoleum's ability to comply with the covenants imposed on them under their respective credit facilities and the availability of borrowings under those facilities, (ii) the future cost and timing of payments associated with and availability of insurance coverage for environmental and non-asbestos related product and general liability claims; (iii) increases in raw material prices and availability of raw materials; (iv) increased competitive activity from competitors, some of which have greater resources and broader distribution channels; (v) unfavorable developments in various markets for American Biltrite's or its subsidiaries' products or in the national economy in general, (vi) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of American Biltrite's or its subsidiaries' facilities or distributors; (vii) the incurrence of product warranty costs; (viii) changes in customers for American Biltrite's or its subsidiaries' products; (ix) any discontinuation of American Biltrite's intercompany arrangements with Congoleum on terms substantially consistent with those currently in effect and as would have been revised as contemplated by a recent proposed plan of reorganization for Congoleum in connection with Congoleum's Chapter 11 case, which is referred to further below; and (x) the loss of any key executives.

American Biltrite and Congoleum have significant asbestos related liabilities.  On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (Case No. 03-51524) seeking relief under Chapter 11 of the United States Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago.  Congoleum's Chapter 11 case is pending.  However, in February 2009, the Bankruptcy Court issued an order dismissing Congoleum’s chapter 11 case.  That order has been appealed to the United States District Court for the District of New Jersey, which appeal is pending.  The Bankruptcy Court subsequently issued an order granting a stay of its order of dismissal pending a final nonappealable decision affirming the order of dismissal.  There can be no assurance that the appeal of the order of dismissal will be successful or that the Bankruptcy Court will not vacate its order granting a stay of the order of dismissal.  Some additional factors that may cause American Biltrite and Congoleum to not realize their plan for resolving asbestos liabilities include:  (i) the future cost and timing of estimated asbestos liabilities and payments; (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for asbestos-related claims, including insurance coverage and reimbursement for asbestos claimants under any plan of reorganization for Congoleum in connection with Congoleum's Chapter 11 case, which certain insurers have objected to in bankruptcy court and are litigating in New Jersey state court; (iii) the costs relating to the execution and implementation of any plan of reorganization for Congoleum; (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge; (v) satisfaction of the conditions and obligations under American Biltrite's and Congoleum's outstanding debt instruments, and amendment or waiver of those outstanding debt instruments, as necessary, to permit Congoleum and American Biltrite to satisfy their obligations under Congoleum's plan of reorganization; (vi) the response from time-to-time of American Biltrite's and Congoleum's lenders, customers, suppliers, holders of

Congoleum's Senior Notes and other creditors and constituencies to the Chapter 11 process and related developments arising from the strategy to resolve asbestos liability; (vii) Congoleum's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms; (viii) timely obtaining sufficient creditor and court approval (including the results of any relevant appeals) of any reorganization plan and the court overruling any objections to that reorganization plan that may be filed; (ix) developments in, costs associated with and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers; (x) compliance with the United States Bankruptcy Code, including section 524(g); and (xi) the impact any adopted federal legislation addressing asbestos personal injury claims may have on American Biltrite's or Congoleum's businesses, results of operations or financial conditions.  In addition, in view of American Biltrite's relationships with Congoleum, American Biltrite will be affected by Congoleum's negotiations regarding, and its pursuit of, a plan of reorganization, and there can be no assurance as to what that impact, positive or negative, might be. In any event, the failure of Congoleum to obtain confirmation and consummation of a plan of reorganization would have a material adverse effect on Congoleum's business, results of operations or financial condition and could have a material adverse effect on American Biltrite's business, results of operations or financial condition. Actual results could differ significantly as a result of these and other factors discussed in American Biltrite's Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and its subsequent filings with the Securities and Exchange Commission.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008
 ($000, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Net sales	$81,322	$101,239	$151,383	$196,996

Cost of products sold	64,943	77,677	121,104	150,270
Selling, general & administrative expenses	19,111	23,576	39,621	45,965

(Loss) income from operations	(2,732)	(14)	(9,342)	761

Other income (expense), net	175	(545)	(662)	131
Provision for (benefit from) income taxes	21	563	(32)	1,082
Noncontrolling interests	421	27	2,318	67

Loss from continuing operations	(2,157)	(1,095)	(7,654)	(123)
Discontinued operation	—	1,025	—	1,025

Net (loss) income	$(2,157)	$(70)	$(7,654)	$902

Basic earnings per share:
(Loss) income per common share from continuing operations	$(0.63)	$(0.32)	$(2.22)	$(0.04)
Discontinued operation	—	0.30	—	0.30

Net (loss) income per share	$(0.63)	$(0.02)	$(2.22)	$0.26

Diluted earnings per share:
(Loss) income per common share from continuing operations	$(0.63)	$(0.32)	$(2.22)	$(0.04)
Discontinued operation	—	0.30	—	0.30

Net (loss) income per share	$(0.63)	$(0.02)	$(2.22)	$0.26

Weighted average number of common and equivalent shares outstanding
Basic & diluted	3,441,551	3,441,551	3,441,551	3,441,551

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008
BY SEGMENT
($000)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Revenues from external customers

Flooring products	$39,350	$47,166	$69,456	$94,863
Tape products	19,264	26,042	35,733	48,485
Jewelry	11,434	12,709	22,999	24,456
Canadian division	11,274	15,322	23,195	29,192

Total revenues from external customers	$81,322	$101,239	$151,383	$196,996

Segment (loss) profit before taxes

Flooring products	$(944)	$365	$(5,036)	$2,973
Tape products	(1,153)	(642)	(3,686)	(231)
Jewelry	105	(625)	(733)	(1,956)
Canadian division	(124)	454	(49)	556
Corporate expense	(441)	(111)	(500)	(450)

Total (loss) profit	$(2,557)	$(559)	$(10,004)	$892